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                  VITRAN CLOSES US$27.5 MILLION EQUITY OFFERING

TORONTO, ONTARIO (December 19, 2003)--Vitran Corporation Inc. (TSX: VTN.A, AMX:
VVN), a North American transportation and logistics firm, today announced that it has closed its previously announced public offering of 2,000,000 common shares at a price of US$13.75 per share (CDN$18.13 per share).

Avondale Partners, LLC served as lead manager of the equity offering. Stephens Inc. was a U.S. co-manager and Orion Securities Inc. and Paradigm Capital Inc. were Canadian co-managers of the equity offering.

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit our website at WWW.VITRAN.COM.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company's services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company's business is set forth in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

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FOR FURTHER INFORMATION PLEASE CONTACT:
VITRAN CORPORATION INC.
RICHARD GAETZ / KEVIN GLASS
416-596-7664
OR
JAFFONI & COLLINS INCORPORATED
ROBERT RINDERMAN / PURDY TRAN
212-835-8500
VVN@JCIR.COM